EXHIBIT 12.1
Oasis Petroleum Inc.
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2010	2011	2012	2013	2014

Earnings
Income before income taxes	$13,267	$126,179	$245,874	$363,017	814,468
Add: Fixed charges	1,522	32,950	73,932	112,282	167,890
Add: Amortization of capitalized interest	—	119	671	1,009	1,718
Less: Capitalized interest	—	(3,073)	(3,298)	(4,592)	(8,850)
Total earnings	14,789	156,175	317,179	471,716	975,226

Fixed charges
Interest expense	$1,357	$29,618	$70,143	$107,165	158,390
Capitalized interest	—	3,073	3,298	4,592	8,850
Rental expense attributable to interest	165	259	491	525	650
Total fixed charges	1,522	32,950	73,932	112,282	167,890

Ratio of earnings to fixed charges(1)	9.72	4.74	4.29	4.20	5.81

(1)
The Company had no preferred stock outstanding for any period presented, and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.